Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com https://x.com/NovartisNews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis delivered high single-digit sales growth, achieved 40% core margin and further advanced the pipeline in 2025
Ad hoc announcement pursuant to Art. 53 LR
Full year
•	Net sales grew +8% (cc1, +8% USD) with core operating income[1] up +14% (cc, +12% USD)
o	Sales growth driven by continued strong performance from priority brands including Kisqali (+57% cc), Kesimpta (+36% cc), Pluvicto (+42% cc), Scemblix (+85% cc) and Cosentyx (+8% cc)
o	Core operating income margin[1] was 40.1%, +210 basis points (cc)
•	Operating income grew +25% (cc, +21% USD); net income up +19% (cc, +17% USD)
•	Core EPS[1] grew +17% (cc, +15% USD) to USD 8.98
•	Free cash flow[1] of USD 17.6 billion (+8% USD) driven by higher net cash flows from operating activities

Fourth quarter
•	Net sales -1% (cc, +1% USD), impacted by US generic erosion and revenue deduction adjustments; core operating income +1% (cc, +1% USD)
o	Priority brands continued their strong momentum including Kisqali (+44% cc), Kesimpta (+27% cc), Pluvicto (+70% cc), Scemblix (+87% cc) and Cosentyx (+11% cc)
•	Q4 selected innovation milestones:
o	Remibrutinib FDA submission for the most common subtype of CINDU
o	Pelabresib positive Phase III MANIFEST-2 96-week data; filing planned in EU, US Phase III planned
o	Itvisma FDA approval as the only gene replacement therapy for a broad SMA population
o	Scemblix EC approval for newly diagnosed patients with Ph+ CML in chronic phase
o	Pluvicto FDA submission for PSMA+ metastatic hormone-sensitive prostate cancer

Dividend, guidance
•	Dividend of CHF 3.70 per share, an increase of 5.7%, proposed for 2025
•	2026 guidance[2] – Net sales expected to grow low single-digit and core operating income expected to decline low single-digit

Basel, February 4, 2026 – Commenting on Q4 2025 results, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered strong performance in 2025, with high single-digit sales growth and core margin expansion despite significant US generic entries. Growth drivers Kisqali, Kesimpta, Pluvicto, Scemblix and Cosentyx continued their strong trajectory. We advanced several potential multi‑blockbusters in our pipeline, with FDA approvals and positive Phase III readouts across Rhapsido, Pluvicto, Itvisma and ianalumab. We also strengthened our pipeline through strategic deals, including the proposed acquisition of Avidity, which we expect to close in the first half. In 2026, we expect to grow through the largest patent expiry in Novartis history, underscoring the strength of our business, and remain well on track to deliver our mid‑term guidance.”

Key figures
	Q4 2025	Q4 2024	% change		FY 2025	FY 2024	% change
	USD m3	USD m3	USD	cc	USD m3	USD m3	USD	cc
Net sales	13 336	13 153	1	-1	54 532	50 317	8	8
Operating income	3 616	3 530	2	4	17 644	14 544	21	25
Net income	2 404	2 820	-15	-14	13 967	11 939	17	19
EPS (USD)	1.26	1.42	-11	-11	7.21	5.92	22	24
Free cash flow	1 655	3 635	-54		17 596	16 253	8
Core operating income	4 929	4 859	1	1	21 889	19 494	12	14
Core net income	3 889	3 933	-1	-2	17 411	15 755	11	12
Core EPS (USD)	2.03	1.98	3	2	8.98	7.81	15	17

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 44 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.    2. Please see detailed guidance assumptions on page 6.       3. USD millions unless indicated otherwise.

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Fourth quarter

Net sales were USD 13.3 billion (+1%, -1% cc), with volume contributing 18 percentage points to growth. Generic competition had a negative impact of 15 percentage points, including a negative impact of 3 percentage points from revenue deduction adjustments in the US, mainly related to Entresto and Promacta. Pricing had a negative impact of 4 percentage points. Currency had a positive impact of 2 percentage points.

Operating income was USD 3.6 billion (+2%, +4% cc), benefiting from higher government grant income and lower SG&A expenses, partly offset by higher R&D expenses.

Net income was USD 2.4 billion (-15%, -14% cc), impacted by higher income taxes. EPS was USD 1.26 (‑11%, -11% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 4.9 billion (+1%, +1% cc), benefiting from higher government grant income and lower SG&A expenses, partly offset by higher R&D expenses. Core operating income margin was 37.0% of net sales, increasing 0.1 percentage points (0.7 percentage points in cc).

Core net income was USD 3.9 billion (-1%, -2% cc), mainly due to lower other financial income. Core EPS was USD 2.03 (+3%, +2% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 1.7 billion (-54%), driven by lower net cash flows from operating activities.

Full year

Net sales were USD 54.5 billion (+8%, +8% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 6 percentage points, pricing had a negative impact of 1 percentage point and currency had no impact.

Operating income was USD 17.6 billion (+21%, +25% cc), mainly driven by higher net sales and lower impairments, partly offset by higher investments behind priority brands and launches.

Net income was USD 14.0 billion (+17%, +19% cc), mainly driven by higher operating income. EPS was USD 7.21 (+22%, +24% cc), benefiting from the lower weighted average number of shares outstanding.

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Core operating income was USD 21.9 billion (+12%, +14% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 40.1% of net sales, increasing 1.4 percentage points (2.1 percentage points cc).

Core net income was USD 17.4 billion (+11%, +12% cc), mainly due to higher core operating income. Core EPS was USD 8.98 (+15%, +17% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 17.6 billion (+8%), driven by higher net cash flows from operating activities.

Q4 priority brands

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q4 growth) including:

Kisqali
(USD 1 321 million, +44% cc) sales grew strongly across all regions, with strong momentum from the early breast cancer indication as well as continued share gains in metastatic breast cancer. Strong volume growth in the US was partially offset by revenue deduction adjustments; underlying growth globally was +54% cc.

Kesimpta	(USD 1 228 million, +27% cc) sales grew across all regions driven by increased demand and strong access.
Pluvicto
(USD 605 million, +70% cc) sales reflect continued strong demand in the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) setting in the US, as well as access expansion ex-US in the post-taxane mCRPC setting.

Cosentyx
(USD 1 807 million, +11% cc) sales grew across all regions, driven by volume, with continued demand for recent launches (including HS and IV in the US) and steady performance in core indications (PsO, PsA, AS and nr-AxSpA).

Scemblix	(USD 391 million, +87% cc) sales grew across all regions, demonstrating the continued high unmet need in CML, with strong momentum from the early-line indication in the US and Japan.
Leqvio	(USD 335 million, +46% cc) continued steady growth across all regions, with a focus on increasing account and patient adoption and continuing medical education.
Fabhalta	(USD 155 million, +167% cc) sales grew, reflecting continued launch execution in PNH as well as renal indications IgAN and C3G.
Zolgensma Group	(USD 307 million, +12% cc) sales grew, reflecting strong demand for the IV formulation in the incident SMA population.
Lutathera	(USD 203 million, +5% cc) sales grew mainly in the US, Europe and Japan due to increased demand and earlier-line adoption.

Net sales of the top 20 brands in the fourth quarter and full year

	Q4 2025	% change		FY 2025	% change
	USD m	USD	cc	USD m	USD	cc
Entresto - excl. revenue deduction adjust.*	1 253	-43 -32	-45 -34	7 748	-1	-2
Cosentyx	1 807	13	11	6 668	9	8
Kisqali - excl. revenue deduction adjust.*	1 321	46 57	44 54	4 783	58	57

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Kesimpta	1 228	29	27	4 426	37	36
Tafinlar + Mekinist	540	2	-2	2 215	8	6
Jakavi	555	14	8	2 110	9	7
Pluvicto	605	72	70	1 994	43	42
Ilaris	514	24	22	1 883	25	24
Xolair	384	-4	-8	1 723	5	4
Promacta/Revolade - excl. revenue deduction adjust.*	226	-61 -47	-63 -49	1 636	-26	-27
Scemblix	391	89	87	1 285	87	85
Zolgensma Group	307	17	12	1 232	1	0
Sandostatin Group	291	-5	-7	1 213	-5	-5
Leqvio	335	50	46	1 198	59	57
Tasigna	179	-56	-58	1 104	-34	-34
Lutathera	203	7	5	816	13	12
Exforge Group	181	14	11	727	3	4
Lucentis	133	-37	-40	643	-38	-40
Diovan Group	157	12	9	604	2	2
Fabhalta	155	172	167	505	291	287
Top 20 brands total	10 765	2	-1	44 513	12	11
*Q4 sales growth impacted by US revenue deduction adjustments in the current and prior year. No significant impact on full year.

R&D update - key developments from the fourth quarter

New approvals
Itvisma (OAV101 IT)
FDA approved Itvisma for the treatment of children two years and older, teens and adults living with spinal muscular atrophy (SMA) with a confirmed mutation in the survival motor neuron 1 (SMN1) gene. It is the first and only gene replacement therapy available for this broad population.

Scemblix (asciminib)
EC approved an expanded indication for Scemblix, which is now approved for adult patients with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP) in all lines of treatment.

Regulatory updates
Pluvicto (lutetium Lu177 vipivotide tetraxetan)	FDA submission for Pluvicto in PSMA+ metastatic hormone-sensitive prostate cancer (mHSPC) was completed based on Phase III PSMAddition data.
Remibrutinib (LOU064)
FDA submission for remibrutinib in the symptomatic dermographism subtype of chronic inducible urticaria (CIndU) was completed, based on relevant cohort data from the ongoing Phase III REMIND study. Full study readout and submission for the remaining two subtypes of CINDU expected in 2026.

Results from ongoing trials and other highlights
Ianalumab (VAY736)
In the Phase III NEPTUNUS-1 and -2 trials, ianalumab demonstrated a clinically meaningful benefit in Sjögren’s disease, showing both improvement in disease activity and reductions in patient burden. Data presented at ACR. Novartis plans to

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submit to health authorities globally starting in early 2026. In January, ianalumab was awarded FDA breakthrough designation in Sjögren’s disease.

In the Phase III VAYHIT2 trial, ianalumab plus eltrombopag significantly extended disease control by 45% in patients with primary immune thrombocytopenia (ITP) previously treated with corticosteroids. The median time to treatment failure (TTF) was 2.8 times longer than placebo plus eltrombopag. Data presented at ASH, simultaneously published in NEJM, and will be included in regulatory submissions in 2027.

Ianalumab is also in Phase III development for first-line ITP, warm autoimmune hemolytic anemia, systemic lupus erythematosus and lupus nephritis.

Pelabresib
96-week results from the Phase III MANIFEST-2 trial with pelabresib plus ruxolitinib continued to show deep and durable spleen volume reduction and sustained improvements in total symptom score and anemia. Data represent the longest follow-up of JAK-inhibitor-naive myelofibrosis patients in a randomized combination trial and showed a comparable safety profile versus ruxolitinib alone, including numerically fewer deaths and disease progressions in pelabresib arm. Data presented at ASH.

KLU156 (ganaplacide/ lumefantrine)
In the Phase III KALUMA trial for malaria, KLU156 met its primary endpoint of non-inferiority to the standard of care (SoC), Coartem. The treatment achieved a 97.4% PCR-corrected cure rate using an estimand framework, compared to 94.0% with SoC. Data presented at the American Society of Tropical Medicine and Hygiene annual meeting 2025. If approved, KLU156 would represent the first major innovation in treatment of the deadliest form of malaria in 25 years.

Kisqali (ribociclib)
In a pooled, post-hoc exploratory analysis of first-line patients in the MONALEESA trials, one in four patients with HR+/HER2- advanced breast cancer (aBC) remained progression-free for four or more years following treatment with Kisqali plus endocrine therapy (ET). Data presented at SABCS.

The five-year analysis of the Phase III NATALEE trial in HR+/HER2- early breast cancer (eBC) showed the addition of Kisqali to endocrine therapy reduced the risk of recurrence by 28.4% compared to ET alone. Data also showed a 29.1% risk reduction in distant disease-free survival (DDFS), a positive trend in overall survival and no new safety signals. Data presented at ESMO. A further sub-analysis was presented at SABCS, showing that Kisqali plus a nonsteroidal aromatase inhibitor (NSAI) continued to result in improved DDFS compared to NSAI alone. The benefit was consistent across subgroups, reinforcing Kisqali plus NSAI as a treatment option for the broadest population of eBC patients.

Pluvicto (lutetium Lu177 vipivotide tetraxetan)
In the Phase III PSMAddition trial, Pluvicto plus SoC (ARPI + ADT) significantly reduced risk of radiographic progression or death by 28% versus SoC alone, with a positive trend in overall survival at interim analysis (follow-up ongoing), in patients with PSMA+ metastatic hormone-sensitive prostate cancer (mHSPC). Safety profile and tolerability remained consistent with PSMAfore and VISION trials. Data presented at ESMO.

Cosentyx (secukinumab)
The Phase III REPLENISH study met its primary endpoint, with Cosentyx demonstrating statistically significant and clinically meaningful sustained remission compared to placebo at week 52 in adults with relapsing polymyalgia rheumatica (PMR). Full data will be presented at an upcoming medical congress and submitted to health authorities in H1 2026.

Fabhalta (iptacopan)
In the Phase III APPLAUSE-IgAN final analysis, Fabhalta demonstrated statistically significant, clinically meaningful superiority compared to placebo in slowing IgAN progression measured by annualized total slope of eGFR decline over two years. Full data will be presented at future medical meetings and included in regulatory submissions in 2026.

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Selected transactions
Novartis entered into an agreement to acquire Avidity Biosciences, a biopharmaceutical company focused on a new class of therapeutics enabling RNA delivery to muscle. The proposed acquisition will bring Avidity’s late-stage neuroscience programs into Novartis, including potential multi-billion-dollar opportunities for DM1 and FSHD, and provide access to a differentiated RNA-targeting delivery platform. Transaction expected to close in H1 2026, subject to completion of the separation of SpinCo from Avidity and other customary closing conditions.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

In 2025, Novartis repurchased a total of 77.6 million shares for USD 8.9 billion on the SIX Swiss Exchange second trading line. These repurchases included 49.1 million shares (USD 5.4 billion) under the USD 15 billion share buyback (announced in July 2023 and completed in July 2025) and 17.8 million shares (USD 2.3 billion) under the new up-to USD 10 billion share buyback announced in July 2025. In addition, 10.7 million shares (USD 1.3 billion) were repurchased to mitigate the full-year dilution related to equity-based compensation plans of employees. Furthermore, 1.7 million shares (equity value of USD 0.2 billion) were repurchased from employees. In the same period, 12.4 million shares (equity value of USD 1.2 billion) were delivered to employees related to equity-based compensation plans. Consequently, the total number of shares outstanding decreased by 66.9 million versus December 31, 2024. These treasury share transactions resulted in an equity decrease of USD 8.0 billion and a net cash outflow of USD 9.2 billion.

Net debt increased to USD 21.9 billion at December 31, 2025, compared to USD 16.1 billion at December 31, 2024. The increase was mainly due to the free cash flow of USD 17.6 billion being more than offset by the cash outflows for treasury share transactions of USD 9.2 billion, the USD 7.8 billion annual dividend payment, and net cash outflow for M&A, intangible assets transactions and other acquisitions of USD 5.2 billion.

On December 31, 2025, Novartis reached the 2025 Patient Access Targets under its sustainability-linked bond issued in 2020 and therefore, no interest rate adjustment will be applied, and the bond will continue to pay 0.000% interest until its Maturity Date on September 23, 2028.

As of Q4 2025, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2026 outlook
Barring unforeseen events; growth vs. prior year in cc
Net sales	Expected to grow low single-digit
Core operating income	Expected to decline low single-digit

Foreign exchange impact

If late-January exchange rates prevail for the remainder of 2026, the foreign exchange impact for the year would be positive 2 to positive 3 percentage points on net sales and positive 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Agreement with US government on lowering drug prices in the US

On December 19, 2025, Novartis reached an agreement with the US government that aims to lower the price of innovative medicines in the US and support continued US investment in manufacturing, and research and development. The implications of that agreement are reflected in our 2026 guidance and in our 5-6% five-year sales CAGR guidance for 2025-2030. We will continue to monitor the longer‑term implications as the agreement is implemented.

Annual General Meeting

Dividend proposal

The Novartis Board of Directors proposes a dividend payment of CHF 3.70 per share for 2025, up 5.7% from CHF 3.50 per share in the prior year, representing the 29th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the Annual General Meeting on March 6, 2026.

Reduction of share capital

The Novartis Board of Directors proposes to cancel 77 602 358 shares (36 725 440 shares repurchased under the authorization of March 7, 2023, and 40 876 918 shares repurchased under the authorization of March 7, 2025) and to reduce the share capital accordingly by CHF 38 025 155.42, from CHF 1 035 086 714.83 to CHF 997 061 559.41.

Elections of the Board Chair and members of the Board of Directors

Mr. Daniel Hochstrasser will not stand for re-election to the Board of Directors. The Board and Executive Committee of Novartis thank him for his years of dedicated service as a member of the Board.

The Board of Directors proposes the re-election of all other current members of the Board, including the Board Chair.

In addition, the Board proposes the election of Dr. Charles Swanton, a distinguished physician-scientist in oncology, to the Board of Directors.

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Key figures1

	Q4 2025	Q4 2024	% change		FY 2025	FY 2024	% change
	USD m2	USD m2	USD	cc	USD m2	USD m2	USD	cc
Net sales	13 336	13 153	1	-1	54 532	50 317	8	8
Operating income	3 616	3 530	2	4	17 644	14 544	21	25
As a % of sales	27.1	26.8			32.4	28.9
Net income	2 404	2 820	-15	-14	13 967	11 939	17	19
EPS (USD)	1.26	1.42	-11	-11	7.21	5.92	22	24
Net cash flows fromoperating activities	2 264	4 193	-46		19 144	17 619	9
Non-IFRS measures
Free cash flow	1 655	3 635	-54		17 596	16 253	8
Core operating income	4 929	4 859	1	1	21 889	19 494	12	14
As a % of sales	37.0	36.9			40.1	38.7
Core net income	3 889	3 933	-1	-2	17 411	15 755	11	12
Core EPS (USD)	2.03	1.98	3	2	8.98	7.81	15	17

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 44 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.     2. USD millions unless indicated otherwise.

Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/0afc9f34-48a4-43d3-9a14-63f3af2bdc2f/

Disclaimer
This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “plan,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “commitment,” or similar expressions, or by express or implied discussions regarding: potential new products; potential new indications for existing products; potential product launches or potential future revenues from any such products; results of ongoing clinical trials; or potential future, pending or announced transactions, including the proposed acquisition of Avidity Biosciences, Inc. (“Avidity”) and Avidity’s related spin-off or sale of Atrium Therapeutics, Inc. (“SpinCo”); the expected timetable for completing each of the proposed transactions; the composition of the assets and liabilities to be held by SpinCo and Avidity following the spin-off or sale; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the conditions to the closing of the transactions described in this communication, or the expected benefits or synergies from such transactions, including the potential acquisition of Avidity, will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or

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disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communications; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; the completion of the spin-off or sale of SpinCo and the timing of the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of Avidity’s stockholders, on acceptable terms or at all; the sale of certain of SpinCo’s assets pursuant to a third party right of first negotiation; competing offers or acquisition proposals; the effects of disruption from the transactions described herein and the impact of the announcement and pendency of such transactions on parties’ businesses, including their relationships with employees, business partners or governmental entities; the risk that stockholder litigation in connection with the transactions described herein may result in significant costs of defense, indemnification and liability; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”). Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

Additional information and Where to Find It
In connection with the spin-off or sale of SpinCo and the merger by which Novartis will indirectly acquire all outstanding shares of Avidity (the “Transactions”), Novartis, Avidity and SpinCo have filed relevant documents with the SEC, including a definitive proxy statement filed by Avidity. The definitive proxy statement and proxy card will be delivered to the stockholders of Avidity in advance of the special meeting relating to the Transactions. This document is not a substitute for the proxy statement or any other document that may be filed by Avidity with the SEC. AVIDITY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF NOVARTIS AND AVIDITY WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain a free copy of the proxy statement and such other documents containing important information about Novartis and Avidity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Novartis and Avidity make available free of charge at the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings, respectively, copies of documents they file with, or furnish to, the SEC.

Participants in the Solicitation
This communication does not constitute a solicitation of a proxy. Novartis, Avidity and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Avidity in connection with the Transactions. Information regarding the special interests of these directors and executive officers in the Transactions will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of the Novartis directors and executive officers in the Novartis Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Security holders may obtain information regarding the names, affiliations and interests of Avidity’s directors and executive officers in Avidity’s definitive proxy statement on Schedule 14A, which was filed with the SEC on April 29, 2025. To the extent the holdings of Avidity’s securities by Avidity’s directors and executive officers have changed since the amounts set forth in Avidity’s definitive proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Novartis website at https://www.novartis.com and Avidity’s website at investors.aviditybiosciences.com/sec-filings. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe

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for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Novartis issued its 2025 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2025 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.

Important dates
March 6, 2026	Annual General Meeting
April 28, 2026	First quarter 2026 results
July 21, 2026	Second quarter & half year 2026 results
October 27, 2026	Third quarter & nine months 2026 results

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